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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ---------------------

                                SCHEDULE 14D-1


              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            CEDAR INCOME FUND, LTD.
                           (NAME OF SUBJECT COMPANY)

                               CEDAR BAY COMPANY
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                   15043810
                     (CUSIP Number of Class of Securities)

                                 Leo S. Ullman
                  Chief Executive Officer, Cedar Bay Company
                           c/o SKR Management Corp.
                            44 South Bayles Avenue
                        Port Washington, New York 11050
                                (516) 883-5577
           (Name, Address and Telephone Number of Person Authorized
          To Receive Notices and Communications on Behalf of Bidder)

                                  Copies to:
  Clinton A. Stuntebeck, Esq.               Joseph R. Manghisi, Esq.
  Schnader Harrison Segal & Lewis LLP       Schnader Harrison Segal & Lewis LLP
  1600 Market Street                        330 Madison Avenue
  Philadelphia, Pennsylvania 19103-7286     New York, New York 10017
  (215) 751-2034                            (212) 973-8038


                           CALCULATION OF FILING FEE
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           Transaction Valuation*                  Amount of Filing Fee
           ----------------------                  --------------------
                  $15,717,877                            $3,143.58
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     * For purposes of calculating the filing fee only. This calculation assumes the purchase of approximately 2,245,411 shares of Common Stock of Cedar Income Fund, Ltd. at $7.00 per share net in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased pursuant to the Offer of Purchase. Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:    Filing Party:
Form of Registration No.:    Date Filed:

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 CUSIP No. 15043810                   14D-1                 Page 2 of 7 Pages
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  1.   NAME OF REPORTING PERSON                CEDAR BAY COMPANY
       S.S. OR I.R.S. IDENTIFICATION           11-341-2264
       NO. OF ABOVE PERSON

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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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  3.   SEC USE ONLY

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  4.   SOURCE OF FUNDS                                           BK

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  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(E) AND 2(F)                                    [ ]
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  6.   CITIZENSHIP OR PLACE OF ORGANIZATION                 New York

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  7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                      0
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  8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
       CERTAIN SHARES                                                    [ ]
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  9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (7)                                                     0
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 10.   TYPE OF REPORTING PERSON                                   PN
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     This Schedule 14D-1 relates to a tender offer by Cedar Bay Company, a New
York general partnership (the "Purchaser"), to purchase up to, but not less than a majority of, 2,245,411 shares of Common Stock, par value $1.00 per share (the "Shares"), of Cedar Income Fund, Ltd., an Iowa business corporation (the "Company"), at a price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed by the Purchaser.

                                       2
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 CUSIP No. 15043810                   14D-1                 Page 3 of 7 Pages
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Cedar Income Fund, Ltd., an Iowa business corporation (the "Company"). The address of its principal executive offices is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

     (b) The Purchaser, a New York general partnership, seeks to purchase, pursuant to the terms of the Offer, up to 100% of, but not less than a majority of, the 2,245,411 shares of common stock, par value $1.00 per share (the "Shares") that are currently outstanding, at $7.00 per Share net to the seller in cash. Reference is hereby made to the information set forth in
Section 9 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d) Reference is hereby made to the information set forth in the "Introduction" and Section 3 ("Certain Information Concerning the Purchaser and its Affiliates") and Schedule I of the Offer to Purchase, each of which is incorporated herein by reference.

     (e) - (f) During the last five years, none of the Purchaser, nor, to the best of its knowledge, any of its partners, nor any of their respective corporate general partners (or any of their respective executive officers or directors), directors or officers, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Reference is made to the information set forth in Schedule I ("Partners, Directors and Executive Officers of the Purchaser and its Affiliates") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) - (b) Except as described in Item 7 herein, there have been no transactions between the Purchaser (the person filing this Schedule 14D-1) and the Company (the subject company), or any of its employees, directors, executive officers, controlling persons or affiliates during the three full fiscal years preceding the date of this Schedule 14D-1. Reference is also hereby made to the information set forth in the "Introduction," Section 3 ("Certain Information Concerning the Purchaser and its Affiliates") and
Section 10 ("Background of the Transaction -- Memorandum of Understanding and Tender Agreement") of the Offer to Purchase, which is incorporated herein by reference.

                                       3
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 CUSIP No. 15043810                   14D-1                 Page 4 of 7 Pages
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ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) Reference is hereby made to the information set forth in Section 7 ("Financing of the Offer") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (g) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Background of the Transaction -- Memorandum of Understanding and Tender Agreement"), Section 2 ("Purpose and Effects of the Offer -- Operations Following Consummation of the Offer and Interests of SKR and Others in the Transaction") and Section 5 ("Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Status as Real Estate Investment Trust"), of the Offer to Purchase, which is incorporated herein by reference.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) Reference is hereby made to the information set forth in Section 1 ("Background of the Transaction -- Memorandum of Understanding and Tender Agreement") of the Offer to Purchase, which is incorporated herein by reference. Except pursuant to the Offer described herein, neither the Purchaser, nor, to the best of its knowledge, any of its executive officers or partners, (or the directors or executive officers of each such partners' respective corporate general partners) has any beneficial interest in or right to acquire any of the Shares.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Background of the Transaction -- Memorandum of Understanding and Tender Agreement") and Section 3 ("Certain Information Concerning the Purchaser and its Affiliates") of the Offer to Purchase, which is incorporated herein by reference.

                                       4
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 CUSIP No. 15043810                   14D-1                 Page 5 of 7 Pages
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ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 13 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The Purchaser does not believe that its financial condition is material to a decision by any stockholder of the Company to sell, tender or hold Shares being sought in the Offer, and accordingly, financial statements of the Purchaser have not been included in this Schedule 14D-1 or the Offer to Purchase.


ITEM 10. ADDITIONAL INFORMATION.

     (a) N/A

     (b) Reference is hereby made to the information set forth in the "Introduction" and Section 12 ("Certain Legal and Regulatory Matters") of the Offer to Purchase, which is incorporated herein by reference.

     (c) N/A

     (d) N/A

     (e) To the best knowledge of the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, each of which is incorporated herein by reference.

                                       5
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 CUSIP No. 15043810                   14D-1                 Page 6 of 7 Pages
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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
---------

 (1) --    Offer to Purchase, dated January 12, 1998.

 (2) --    Letter of Transmittal.

 (3) --    Notice of Guaranteed Delivery.

 (4) --    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

 (5) --    Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Nominees.

 (6) --    Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number
           on Substitute Form W-9.

 (7) --    Press release issued by the Purchaser on January 12, 1998.

 (8) --    Commitment Letter, dated as of January 6, 1998, between the Purchaser and Titan Management, L.P.

 (9) --    Memorandum of Understanding, dated as of December 5, 1997, between SKR Management
           Corp. ("SKR") and the Company (incorporated by reference to Exhibit No. 2.1 of the Company's
           Current Report on Form 8-K (the "Cedar 8-K") filed with the Securities and Exchange
           Commission by the Company on December 8, 1997, File No. 0-14510).

(10) --    Tender Agreement, dated as of December 5, 1997, among SKR, Aegon Advisors and certain of the affiliates of Aegon Advisors (incorporated by reference to Exhibit No. 2.3 of the Cedar
           8-K).




                                       6
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 CUSIP No. 15043810                   14D-1                 Page 6 of 7 Pages
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     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.




                                        CEDAR BAY COMPANY




                                        By: /s/  Leo S. Ullman
                                        --------------------------------------
                                        Name: Leo S. Ullman
                                        Title: Chief Executive Officer




Dated: January 12, 1998

                                       7

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                                 EXHIBIT INDEX



 EXHIBIT
   NO.                                  DESCRIPTION
---------                               -----------

 (1)   --   Offer to Purchase, dated January 12, 1998.

 (2)   --   Letter of Transmittal.

 (3)   --   Notice of Guaranteed Delivery.

 (4)   --   Form Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees.

 (5)   --   Form of Letter to Clients for Use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Nominees.

 (6)   --   Guidelines of the Internal Revenue Service for Certification of
            taxpayer Identification Number on Substitute From W-9.

 (7)   --   Press release issued by the Purchaser on January 12, 1998.

 (8)   --   Commitment Letter, dated as of January 6, 1998, between the
            Purchaser and Titan Management, L.P.

 (9)   --   Memorandum of Understanding, dated as of December 5, 1997, between SKR Management Corp. ("SKR") and the Company
            (incorporated by reference to Exhibit No. 2.1 of the Company's
            Current Report on Form 8-K (the "Cedar 8-K") filed with the
            Securities and Exchange Commission by the Company on December 8, 1997, File No. 0-14510).

(10)   --   Tender Agreement, dated as of December 5, 1997, among SKR, Aegon
            Advisors and certain of the affiliates of Aegon Advisors
            (incorporated by reference to Exhibit No. 2.3 of the Cedar 8-K).